ISSUER FREE WRITING PROSPECTUS
Dated July 26, 2013
Filed Pursuant to Rule 433
Registration No. 333- 169355

AMERICAN REALTY CAPITAL – RETAIL CENTERS OF AMERICA, INC.
FREE WRITING PROSPECTUS

American Realty Capital – Retail Centers of America, Inc. (the “Company”) filed a registration statement on Form S-11 (including a prospectus) with the SEC on September 14, 2010 and the registration statement became effective on March 17, 2011. This communication relates to such offering. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. The final prospectus, dated July 3, 2012, and supplements thereto are available on the SEC Web site at

http://www.sec.gov/Archives/edgar/data/1500554/000114420412037985/v317681_424b3.htm,

http://www.sec.gov/Archives/edgar/data/1500554/000114420413025509/v343381_424b3.htm,

http://www.sec.gov/Archives/edgar/data/1500554/000114420413031169/v345958_424b3.htm and

http://www.sec.gov/Archives/edgar/data/1500554/000114420413039612/v349993_424b3.htm.

Alternatively, the Company or Realty Capital Securities, LLC, the dealer manager participating in the offering, or any other dealer participating in the offering, will arrange to send you the prospectus and supplements thereto if you request it by calling toll-free 1-877-373-2522.

The article attached as Annex A was originally published online by the Wall Street Journal on July 22, 2013. The article reported on certain statements made by Nicholas S. Schorsch, the Company’s Chairman and Chief Executive Officer.

The article was not prepared or reviewed by the Company prior to publication. The Wall Street Journal, the publisher of the article, routinely publishes articles on business news. The Wall Street Journal is not affiliated with the Company, and no payment was made nor was any consideration given to The Wall Street Journal by or on behalf of the Company or in connection with the publishing of the article. Statements in the article that are not attributed directly to Mr. Schorsch represent the author’s or others’ opinions and are not endorsed or adopted by the Company.

Annex A

Nontraded REIT Pulls In Bundles Of Cash

American Realty Capital Has Become Dominant Money-Raiser in Industry

By Craig Karmin

Jul 22, 2013 @ 7:33 pm EST

Individual investors increasingly are turning to real estate in search of higher returns, and few in the industry have capitalized on this trend more than Nicholas Schorsch.

The 52-year old chief executive's American Realty Capital has emerged as the dominant money-raiser in the rapidly rising nontraded real-estate-investment-trust industry. These property funds are marketed as shares by brokers to financial advisers, rather than traded on an exchange as public REITs.

The New York-based firm's nine unlisted REITs took in $3.6 billion during the first six months of the year—nearly half the total funds raised by the industry, according to Robert A. Stanger & Co., an investment bank that tracks nontraded REITs. Last year, Mr. Schorsch's nontraded REITs raised $2.6 billion, also tops in the industry.

American Realty Capital's biggest REITs own about 2,800 properties and have produced double-digit returns since 2011.

But the company's rapid expansion also is raising questions about how effectively Mr. Schorsch can invest such large piles of cash, and whether his recent decision to acquire more properties with lower credit-quality tenants could hurt him during an economic downturn.

"I'm somewhat suspicious of these guys," said David Bax, a financial planner in Las Vegas who has steered clients away from American Realty Capital. "When they are bringing in that much money over a short period, I wonder how careful they are investing it."

Mr. Schorsch said such concerns are misplaced. He said his firm has 100 people on staff working on due diligence, acquiring and operating property. "We have never had a single default," he said.

American Realty Capital's early success—and the questions some are raising about future returns when the property market cools down—is a reminder that the nontraded REIT business is still going through growing pains even as it attracts billions of dollars.

The industry is on pace to raise a record $17 billion in 2013, and about $94 billion since it started to attract capital in 2000, according to Stanger.

Yet, in recent years, nontraded REITs have come under increased regulatory scrutiny, with the Securities and Exchange Commission and others probing whether brokers and some REITs themselves have misled investors about the risks, the high fees and the illiquidity of these investments. Some REITs eliminated dividends or suspended redemptions during the downturn.

Mr. Schorsch said his firm hasn't been the subject of any regulatory probe and that his funds have taken steps to address fees and other issues. "I hope I bring encouragement to an industry that has been under siege," he said at recent REIT conference in New York.

While many large real-estate investors focus on properties in the nation's largest metropolitan areas, American Realty Capital has been a big buyer in the hinterlands.

American Realty Capital funds have acquired about 2,600 retail spaces for pharmaceutical chains, fast-food franchises and other single-tenant buildings. The holdings range from a Dollar General DG -0.07% in Cedar Creek, Texas, to a Tractor Supply TSCO -0.05% store in Upper Freehold, N.J.

The firm's funds also buy large portfolios. American Realty Capital has spent $8.4 billion this year on mergers and acquisitions, including a portfolio of 986 retail properties from General Electric Co.'s GE -0.60% finance arm for $1.5 billion. Separately, an affiliate of American Realty Capital has agreed to purchase CapLeaseInc., LSE 0.00% a public REIT that owns single-tenant buildings, for $2.2 billion.

Mr. Schorsch said he aims to acquire a portfolio of retail stores with predictable income, across the country and in different industries. He doesn't favor electronics and book stores, which face pressure from online retailers, or movie theaters or health clubs, where he doesn't like the business model.

Scooping up properties fast has meant taking on more potential risk by adding tenants with lower credit quality. More than 70% of tenants in American Realty Capital's earlier nontraded REIT's had an investment-grade credit rating. But only 33% of the tenants in the $2.4 billion nontraded REIT known as ARC IV are investment-grade, according to an American Realty Capital analyst presentation.

Many of these stores are made to fit the current tenant, so if a tenant goes out of business it may be more difficult to find a replacement, analysts say.

Mr. Schorsch said the perceived risk is overstated. The reason his recent REIT has fewer investment-grade credits is because of the GE acquisition, which had lower-credit tenants. He said despite that, the portfolio performed well for GE during the downturn, growing overall revenue by 4%.

Still, he seemed to acknowledge the credit-quality issue by requiring that the new REIT be at least 50% investment grade.

He said there are 200,000 investors in the company's nontraded REITs. Three of American Realty Capital's unlisted REITs have posted gains between 22.5% and 33.6% since 2011, according to Stanger.

Investors in the company's nontraded REITs pay 10% to 11.5% in fees and commissions. While that can be several times the cost of a bond mutual fund, it is less than the 13% industry average for nontraded REITs.

Mr. Schorsch said that some fees aren't collected unless his funds achieve a 6% return, and aren't due until the principal is returned to investors. While most nontraded REITs report valuations 18 months after ending fundraising, he said his funds report every quarter once the fund has invested $1.2 billion in assets.